SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of                      July                          , 2005

SHELL CANADA LIMITED

(Translation of registrant's name into English)

400 4th Avenue S.W., Calgary, Alberta, T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐    Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED
Registrant
Date: July 25, 2005

	By:	"S.A. FISH"
(Signature)

S.A. FISH, Vice President
(Name and Title)

	By:	"S.L. COSMESCU"
(Signature)

S.L. COSMESCU, Assistant Secretary
(Name and Title)

First Half Results, July 21, 2005

Calgary, Alberta - Shell Canada Limited announced record quarterly earnings of $526 million or $0.64 per common share in the second quarter of 2005, up $241 million from $285 million or $0.35 per common share (adjusted for the June 2005 share split) for the same period in 2004.  Earnings for the first six months of 2005 are $943 million compared with $653 million for the same period in 2004. Continuing strong commodity prices and refining margins contributed to the results.  The second quarter included an after-tax insurance settlement of $82 million and a $40 million favourable adjustment related to the use of non-capital losses available to the Company.  The quarterly impact of the Company’s Long Term Incentive Plan (LTIP) resulted in a $38 million charge to earnings due to strong appreciation in the share price.

Cash flow from operations reached new records of $823 million for the quarter and $1,477 million for the first six months of 2005, up $296 million and $398 million respectively from the same periods in 2004.

Capital, exploration and pre-development expenditures were $347 million for the second quarter and $633 million for the first six months of 2005 versus $218 million and $368 million respectively for 2004.

“All three business units contributed to Shell Canada’s record earnings for the second quarter of 2005.  Oil Sands and Oil Products each delivered a record performance and Oil Sands achieved a new milestone with production averaging above design for the quarter,” said Clive Mather, President and Chief Executive Officer, Shell Canada Limited. “These excellent results will help our Company to pursue its growth agenda."

EXPLORATION & PRODUCTION

Exploration & Production earnings in the second quarter of 2005 were $114 million compared with earnings of $91 million reported for the same period in 2004. The positive impact of strong commodity prices was partially offset by lower volumes due to planned turnarounds and regional flood damage that curtailed production at some Shell and third-party facilities in the central Alberta Foothills. Expenses in the quarter include an after-tax charge of $11 million related to the LTIP. Exploration and pre-development expenses were lower when compared to the same quarter of 2004, which included the Weymouth dry hole writeoff. In the quarter, the Company also recorded a favourable tax settlement of $22 million related to prior year returns. Due to strong commodity prices and a favourable tax adjustment offset by lower volumes and higher costs, Exploration & Production earnings for the first half of 2005 were $245 million compared with $247 million in 2004.

Natural gas production volumes in Western Canada and the Sable Offshore Energy Project (SOEP) were lower than in the second quarter of 2004 due to normal field decline and turnaround activity. Production from the Tay River discovery came on stream May 6, 2005, but was curtailed during the quarter due to a turnaround at the third-party operated Ram River gas plant. Re-tubing of the Tay River well late in the third quarter is expected to increase total production rate to in excess of 50 million cubic feet per day from 30 million cubic feet per day. At SOEP, the second and third wells in the South Venture field came on stream in the second quarter and will help to offset field decline.

In the second quarter of 2005, Peace River volumes were up from the same period of 2004 due mainly to the plant turnaround completed in 2004. Drilling of two additional well pads in Peace River will begin in the third quarter with new production expected to come on stream late 2006.

At the end of April, the Mackenzie Gas Project (MGP) halted project execution activities due to a lack of progress on key commercial and regulatory issues. The project owners continue to work with governments, Aboriginal communities and other stakeholders to resolve these key issues. Shell remains committed to the MGP and to successfully addressing these areas of concern so that the project can proceed through the regulatory review process.

OIL SANDS

Oil Sands achieved record quarterly earnings of $264 million in the second quarter of 2005, compared with $96 million for the same period in 2004. Earnings in the second quarter of 2005 include $82 million related to the previously announced insurance settlement and an after-tax charge of $6 million related to the Company’s LTIP. Even without these items, second-quarter earnings were up significantly over both the second quarter 2004 and the prior quarter due to higher prices, higher volumes and lower unit costs. Oil Sands earnings for the first half of 2005 were $367 million compared with $192 million in 2004 due to the same factors.

Both absolute commodity prices and heavy oil market differentials affect average synthetic crude price realizations. In the second quarter of 2005, commodity values continued to strengthen and were considerably higher than in the same period last year. However, heavy oil market differentials increased more significantly year-over-year and were higher than in the prior quarter. The average synthetic crude oil price in the second quarter of 2005 increased, but the differential versus Edmonton light crude was much wider than last year and up from the first quarter of 2005.

Shell’s share of bitumen production averaged 98,500 barrels per day (bbls/d) in the second quarter of 2005, up 16 per cent from 85,200 bbls/d in the same period of 2004 and 25 per cent over the prior quarter. Total bitumen production averaged 164,200 bbls/d in the second quarter of 2005, which was above the design rate of 155,000 bbls/d and set a new quarterly production record.

Unit cash operating costs in the second quarter of 2005 averaged $20.46 per barrel. This was $3.75 per barrel below the preceding quarter and down $0.53 per barrel versus the same period last year due to the higher production volumes. High costs for energy, materials and services plus LTIP charges are offsetting initiatives to further reduce unit operating costs.

In June, Shell Canada achieved final settlement with insurance underwriters on the loss-of-profit claim related to the January 6, 2003, fire at the Muskeg River Mine. The settlement resulted in an after-tax earnings contribution of $82 million in the second quarter. Physical damage claims related to the fire were previously settled and the Company has no further claims against insurers with respect to the January 2003 fire.

SEGMENTED INFORMATION (continued)

OIL PRODUCTS

Oil Products achieved record quarterly earnings of $128 million. Earnings for the same period in 2004 were $110 million. The improvement was due mainly to increased yield and utilization at the Montreal East Refinery, which underwent a major turnaround during the same period last year. The Scotford Refinery also made a strong contribution due to more upgrader feed and higher light oil production. Refining margins remained strong in the second quarter of 2005 with distillate offsetting weaker gasoline margins. Second-quarter results also included a $12 million after-tax charge related to the LTIP. Oil Products earnings for the first half of 2005 were $251 million compared with $228 million in 2004 with improved refinery yield and utilization, and sales and volumes partially offsetting higher commodity price related costs.

Light oil volumes were seven per cent higher than in the second quarter of 2004 reflecting improvement  in all marketing channels. Operating expenses increased over the same quarter last year mainly due to the LTIP charges and higher advertising expenses for the launch of Shell V-PowerTMgasoline, offset in part by lower refinery turnaround costs. A planned turnaround scheduled in September will affect production at the Scotford Refinery.

TMTrademark of Shell Canada Limited. Used under licence by Shell Canada Products.

CORPORATE

Corporate earnings for the second quarter of 2005 were $20 million compared with negative earnings of $12 million for the same period in 2004. The increase was due to the use of the non-capital losses available to the Company from the acquisition of an affiliated company, Coral Resources Canada ULC, in the fourth quarter of 2004. Second-quarter earnings also included a $9 million after-tax charge related to the LTIP. Corporate earnings for the first half of 2005 were $80 million, compared with negative earnings of $14 million in 2004 due to the use of the non-capital losses totalling $99 million.

CASH FLOW AND FINANCING

Second-quarter cash flow from operations was $823 million. Sales under Shell’s accounts receivables securitization program were held constant at $150 million. Continued strong cash flow during the quarter resulted in cash on hand of $296 million, which is invested in short-term money market instruments.

On May 3, 2005, Shell Canada’s normal course issuer bid expired. On April 30, 2004, the Company announced its intention to make a normal course issuer bid to repurchase for cancellation up to one per cent of its issued and outstanding common shares as at April 27, 2004. The bid, which began May 4, 2004, was used to counter dilution resulting from the issuance of common shares under Shell Canada’s LTIP. At May 3, 2005, a total of 3,557,241 common shares (adjusted for the share split) had been repurchased and cancelled at market prices for a cost of $88 million, which includes $34 million of shares purchased in 2005.

SEGMENTED INFORMATION (continued)

OUTSTANDING SHARES

At Shell Canada’s Annual and Special Meeting of Shareholders held on April 29, 2005, shareholders approved a three-for-one division, or share split, of the Company’s authorized common shares. The share split took place on June 21, 2005, and was effective for shareholders of record on June 23, 2005. The numbers quoted below have been adjusted for the share split. At July 15, 2005, the Company had 824,992,312 common shares and 100 preference shares outstanding (April 22, 2005 - 824,903,895 common shares and 100 preference shares) and there were 22,340,611 employee stock options outstanding, of which 10,939,801 were exercisable or could be surrendered to exercise an attached share appreciation right (April 22, 2005 - 22,835,994 outstanding and 11,425,434 exercisable).

DIVIDEND DECLARATION

The Directors of Shell Canada Limited declared a quarterly dividend of nine cents ($0.09 cents) per common share. This is an increase of eight per cent over the previous quarterly dividend (after adjusting for the June 2005 share split). The dividend will be payable September 15, 2005, to shareholders of record August 15, 2005.

Unless otherwise requested, dividends payable to shareholders with registered addresses in the United States will be converted into U.S. funds at the rate quoted for U.S. funds by the Bank of Canada at noon on the record date.

ADDITIONAL INFORMATION

Additional information relating to Shell Canada Limited filed with Canadian and U.S. securities regulatory authorities, including the Annual Information Form and Form 40-F, can be found online under Shell Canada’s profile at www.sedar.com and www.sec.gov.

This document contains “forward-looking statements” based upon current expectations, estimates and projections of future production, project startup and future capital spending. Forward-looking statements include, but are not limited to, references to future capital and other expenditures, drilling plans, construction activities, the submission of regulatory applications, refining margins, oil and gas production levels, resources and reserves estimates.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements involve numerous risks and uncertainties that could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, the risks of the oil and gas industry (including operating conditions and costs), demand for oil, gas and related products, disruptions in supply, project schedules, the uncertainties involving geology of oil and gas deposits, the uncertainty of reserves estimates, fluctuations in oil and gas prices and foreign currency exchange rates, general economic conditions, commercial negotiations, changes in law or government policy, and other factors, many of which are beyond the control of the Corporation.

Certain financial measures are not prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures do not have any standardized meaning and, therefore, may not be comparable with the calculation of similar measures of other companies. The Corporation includes as non-GAAP measures return on average capital employed (ROACE), cash flow from operations and unit cash operating cost because they are key internal and external financial measures used to evaluate the performance of the Corporation.

($ millions, except as noted) (unaudited)	Second Quarter		First Half
	2005	2004	2005	2004

Earnings	526	285	943	653
Revenues	3 390	2 640	6 395	5 154
Cash flow from operations [1]	823	527	1 477	1 079
Return on average common shareholders' equity (%)	-	-	23.6	19.0
Per common share (dollars) (Note 3)
Earnings - basic (Note 4)	0.64	0.35	1.14	0.79
Earnings - diluted (Note 4)	0.63	0.34	1.13	0.79
Dividends paid	0.083	0.073	0.167	0.146

Results by Segment
Earnings
Exploration & Production	114	91	245	247
Oil Sands	264	96	367	192
Oil Products	128	110	251	228
Corporate	20	(12)	80	(14)
Total	526	285	943	653
Revenues
Exploration & Production	537	530	1 107	1 057
Oil Sands	883	490	1 420	1 002
Oil Products	2 516	2 013	4 842	3 847
Corporate	11	-	31	19
Inter-segment sales	(557)	(393)	(1 005)	(771)
Total	3 390	2 640	6 395	5 154
Cash flow from operations [1]
Exploration & Production	226	231	471	469
Oil Sands	415	180	628	352
Oil Products	149	128	265	272
Corporate	33	(12)	113	(14)
Total	823	527	1 477	1 079
Capital, exploration and predevelopment expenditures
Exploration & Production	231	135	406	234
Oil Sands	19	24	70	54
Oil Products	95	58	154	76
Corporate	2	1	3	4
Total	347	218	633	368
Return on average capital employed (%)[2]
Exploration & Production	-	-	23.7	25.8
Oil Sands	-	-	19.3	7.3
Oil Products	-	-	21.5	18.0
Total	-	-	22.1	16.0

	Second Quarter		First Half
(unaudited)	2005	2004	2005	2004

EXPLORATION & PRODUCTION

Production
Natural gas (mmcf/d)
Western Canada natural gas	372	401	387	414
Sable natural gas	115	129	115	134
Total natural gas - gross	487	530	502	548
Total natural gas - net	393	436	405	452

Ethane, propane and butane (bbls/d) - gross	23 500	24 000	23 900	24 200
Ethane, propane and butane (bbls/d) - net	18 600	19 500	18 900	19 300

Condensate (bbls/d) - gross	14 900	14 600	15 000	15 100
Condensate (bbls/d) - net	11 200	11 400	11 400	11 800

Bitumen (bbls/d) - gross	8 500	6 000	7 700	7 300
Bitumen (bbls/d) - net	8 300	5 900	7 500	7 100

Sulphur (tons/d) - gross	5 000	5 400	5 200	5 600
Sulphur (tons/d) - net	4 200	4 300	4 500	4 700

Sales[3] - gross
Natural gas (mmcf/d)	481	538	497	544
Ethane, propane and butane (bbls/d)	35 800	36 700	38 500	42 400
Condensate (bbls/d)	17 000	21 000	21 300	19 500
Bitumen products (bbls/d)	10 300	9 400	9 800	10 700
Sulphur (tons/d)	12 500	11 600	11 600	11 100

OIL SANDS

Production
Bitumen (bbls/d) - gross	98 500	85 200	88 800	83 400
Bitumen (bbls/d) - net	97 500	84 300	87 900	82 500

Sales[3]
Synthetic crude sales excluding blend stocks (bbls/d)	102 300	84 800	92 000	86 000
Purchased upgrader blend stocks (bbls/d)	39 900	34 700	35 500	38 100
Total synthetic crude sales (bbls/d)	142 200	119 500	127 500	124 100

Unit Costs [4]

Cash operating cost - excluding natural gas ($/bbl)	15.84	14.92	16.91	15.90
Cash operating cost - natural gas ($/bbl)	4.62	6.07	5.20	5.78
Total cash operating cost ($/bbl)	20.46	20.99	22.11	21.68
Depreciation, depletion and amortization ($/bbl)	5.52	5.23	6.21	5.10
Total unit cost ($/bbl)	25.98	26.22	28.32	26.78

OPERATING HIGHLIGHTS (continued)

	Second Quarter		First Half
(unaudited)	2005	2004	2005	2004

OIL PRODUCTS

Sales[3]
Gasolines (m3/d)	21 300	20 300	20 800	20 100
Middle distillates (m3/d)	19 100	17 400	20 400	18 500
Other products (m3/d)	7 300	6 600	6 600	6 300
Total Oil Products sales (m3/d)	47 700	44 300	47 800	44 900

Crude oil processed by Shell refineries (m3/d) [5]	46 500	39 000	46 600	42 500

Refinery utilization (per cent) [6]	90	78	90	85

Earnings per litre (cents) [7]	3.0	2.7	2.9	2.8

Prices
Natural gas average plant gate netback price ($/mcf)	6.89	6.44	6.62	6.49

Ethane, propane and butane average field gate price ($/bbl)	29.87	24.70	30.08	26.76

Condensate average field gate price ($/bbl)	63.98	50.04	63.67	47.14

Synthetic crude average plant gate price ($/bbl)	54.44	44.68	53.13	42.42

FINANCIAL AND OPERATING HIGHLIGHTS (unaudited)

Non-GAAP Measures

Certain financial measures are not prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures do not have any standardized meaning and, therefore, may not be comparable with the calculation of similar measures for other companies. The Corporation includes as non-GAAP measures return on average capital employed (ROACE), cash flow from operations and unit cash operating cost because they are key internal and external financial measures used to evaluate the performance of the Corporation.

Definitions

[1] Cash flow from operations is a non-GAAP measure and is defined as cash flow from operating activities before movement in working capital and operating activities.

2 ROACE is a non-GAAP measure and is defined as the last four quarters’ earnings plus after-tax interest expense on debt divided by the average of opening and closing common shareholders’ equity plus  preferred shares, long-term debt and short-term borrowings.

[3] Exploration & Production and Oil Products sales volumes include sales to third parties only. Oil Sands sales volumes include third-party and inter-segment sales.

[4] Total unit cost, including unit cash operating and unit depreciation, depletion and amortization (DD&A) costs, for Oil Sands is a non-GAAP measure. Unit cash operating cost for Oil Sands is defined as: operating, selling  and general expenses plus cash cost items included in cost of goods sold (COGS), divided by synthetic crude sales excluding blend stocks. Cash cost items included in COGS are $84 million in the first half of 2005 and  $44 million in the second quarter of 2005.

Unit DD&A cost for Oil Sands is defined as: DD&A cost divided by synthetic crude sales excluding blend stocks. Unit DD&A cost includes preproduction costs, which are being written off over the first three years of the project life (2003-2005), and account for $1.73 per barrel of the total unit DD&A cost in the first half of 2005, $1.55 per barrel in the second quarter of 2005.

[5] Crude oil processed by Shell refineries includes upgrader feedstock supplied to Scotford Refinery.

[6] Refinery utilization equals crude oil processed by Shell refineries divided by total capacity of Shell refineries, including capacity uplifts at Scotford Refinery due to processing of various streams from the upgrader.

[7] Oil Products earnings per litre equals Oil Products earnings after-tax divided by total Oil Products sales volumes.

	Second Quarter		First Half
($ millions, except as noted) (unaudited)	2005	2004	2005	2004

Revenues
Sales and other operating revenues	3 238	2 633	6 221	5 094
Dividends, interest and other income	152	7	174	60
Total revenues	3 390	2 640	6 395	5 154
Expenses
Cost of goods sold	1 766	1 362	3 434	2 639
Operating, selling and general	583	497	1 062	919
Transportation	86	81	165	159
Exploration and predevelopment	46	72	88	83
Depreciation, depletion, amortization and retirements	181	173	363	347
Interest on long-term debt	2	5	4	10
Other interest and financing charges	1	2	2	6
Total expenses	2 665	2 192	5 118	4 163
Earnings
Earnings before income tax	725	448	1 277	991
Current income tax	128	170	251	353
Future income tax	71	(7)	83	(15)
Total income tax	199	163	334	338
Earnings	526	285	943	653
Per common share (dollars) (Notes 3 and 4)
Earnings - basic	0.64	0.35	1.14	0.79
Earnings - diluted	0.63	0.34	1.13	0.79
Common shares outstanding (millions - weighted average)	825	825	825	825
Retained Earnings
Balance at beginning of period	6 333	5 343	6 011	5 045
Earnings	526	285	943	653
	6 859	5 628	6 954	5 698
Common shares buy-back (Note 6)	7	12	33	21
Dividends	68	60	137	121
Balance at end of period	6 784	5 556	6 784	5 556

	Second Quarter		First Half
($ millions) (unaudited)	2005	2004	2005	2004

Cash from Operating Activities
Earnings	526	285	943	653
Exploration and predevelopment	46	72	88	83
Non-cash items
Depreciation, depletion, amortization and retirements	181	173	363	347
Future income tax	71	(7)	83	(15)
Other items	(1)	4	-	11
Cash flow from operations	823	527	1 477	1 079
Movement in working capital and operating activities
Sales of accounts receivable securitization	-	(150)	-	(366)
Other working capital items	44	14	(349)	(69)
	867	391	1 128	644
Cash Invested
Capital, exploration and predevelopment expenditures	(347)	(218)	(633)	(368)
Movement in working capital from investing activities	(32)	7	(24)	(39)
Capital expenditures and movement in working capital	(379)	(211)	(657)	(407)
Proceeds on disposal of properties, plant and equipment	1	2	5	2
Investments, long-term receivables and other	(20)	(3)	(7)	12
	(398)	(212)	(659)	(393)
Cash from Financing Activities
Common shares buy-back (Note 6)	(7)	(12)	(34)	(21)
Proceeds from exercise of common share stock options	1	7	4	19
Dividends paid	(68)	(60)	(137)	(121)
Long-term debt and other	10	(104)	(133)	(109)
Short-term financing	(109)	(4)	-	(13)
	(173)	(173)	(300)	(245)
Increase in cash	296	6	169	6
Cash at beginning of period	-	-	127	-
Cash at June 30[1]	296	6	296	6

Supplemental disclosure of cash flow information
Dividends received	4	4	7	5
Interest received	14	-	30	17
Interest paid	3	6	7	17
Income tax paid	111	57	436	207

[1]Cash comprises cash and highly liquid short-term investments.

($ millions) (unaudited)	Jun. 30, 2005	Dec. 31, 2004

Assets
Current assets
Cash and short-term investments	296	127
Accounts receivable	1 498	1 213
Inventories
Crude oil, products and merchandise	693	501
Materials and supplies	88	83
Prepaid expenses	92	85
Future income tax	250	314
	2 917	2 323
Investments, long-term receivables and other	562	549
Properties, plant and equipment (Note 2)	8 394	8 034
Total assets	11 873	10 906
Liabilities
Current liabilities
Accounts payable, accrued liabilities and other	1 808	1 683
Income and other taxes payable	511	657
Current portion of asset retirement and other long-term obligations	34	35
Current portion of long-term debt	1	136
	2 354	2 511
Asset retirement and other long-term obligations	419	417
Long-term debt (Note 2)	217	1
Future income tax	1 577	1 448
Total liabilities	4 567	4 377
Shareholders' Equity
Capital stock
100 4% preference shares	1	1
824 982 312 common shares (2004 - 825 727 686)	521	517
Retained earnings	6 784	6 011
Total shareholders' equity	7 306	6 529
Total liabilities and shareholders' equity	11 873	10 906

				Second Quarter

		Exploration
	Total	& Production			Oil Sands		Oil Products		Corporate
($ millions) (unaudited)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

Revenues
Sales and other operating revenues	3 238	2 633	510	510	309	210	2 422	1 913	(3)	-
Inter-segment sales	-	-	25	19	443	280	89	94	-	-
Dividends, interest and other income	152	7	2	1	131	-	5	6	14	-
Total revenues	3 390	2 640	537	530	883	490	2 516	2 013	11	-
Expenses
Cost of goods sold	1 766	1 362	-	-	205	102	1 550	1 259	11	1
Inter-segment purchases	-	-	51	37	61	74	445	282	-	-
Operating, selling and general	583	497	124	102	147	125	282	259	30	11
Transportation	86	81	86	81	-	-	-	-	-	-
Exploration and predevelopment	46	72	42	72	4	-	-	-	-	-
Depreciation, depletion,
amortization and retirements	181	173	86	87	51	40	44	46	-	-
Interest on long-term debt	2	5	-	-	-	-	-	-	2	5
Other interest and financing charges	1	2	-	-	-	-	-	-	1	2
Total expenses	2 665	2 192	389	379	468	341	2 321	1 846	44	19
Earnings (loss)
Earnings (loss) before income tax	725	448	148	151	415	149	195	167	(33)	(19)
Current income tax	128	170	51	83	52	11	90	83	(65)	(7)
Future income tax	71	(7)	(17)	(23)	99	42	(23)	(26)	12	-
Total income tax	199	163	34	60	151	53	67	57	(53)	(7)
Earnings (loss)	526	285	114	91	264	96	128	110	20	(12)

SEGMENTED INFORMATION (continued)

					First Half

			Exploration
	Total		& Production		Oil Sands		Oil Products		Corporate
($ millions) (unaudited)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

Revenues
Sales and other operating revenues	6 221	5 094	1 042	1 010	534	431	4 642	3 651	3	2
Inter-segment sales	-	-	62	45	754	540	189	186	-	-
Dividends, interest and other income	174	60	3	2	132	31	11	10	28	17
Total revenues	6 395	5 154	1 107	1 057	1 420	1 002	4 842	3 847	31	19
Expenses
Cost of goods sold	3 434	2 639	-	-	331	247	3 091	2 387	12	5
Inter-segment purchases	-	-	111	73	122	142	772	556	-	-
Operating, selling and general	1 062	919	221	177	284	250	511	472	46	20
Transportation	165	159	165	159	-	-	-	-	-	-
Exploration and predevelopment	88	83	80	83	8	-	-	-	-	-
Depreciation, depletion,
amortization and retirements	363	347	172	178	103	80	87	89	1	-
Interest on long-term debt	4	10	-	-	-	-	-	-	4	10
Other interest and financing charges	2	6	-	-	-	-	-	-	2	6
Total expenses	5 118	4 163	749	670	848	719	4 461	3 504	65	41
Earnings (loss)
Earnings (loss) before income tax	1 277	991	358	387	572	283	381	343	(34)	(22)
Current income tax	251	353	142	186	52	14	203	159	(146)	(6)
Future income tax	83	(15)	(29)	(46)	153	77	(73)	(44)	32	(2)
Total income tax	334	338	113	140	205	91	130	115	(114)	(8)
Earnings (loss)	943	653	245	247	367	192	251	228	80	(14)

Total Assets	11 873	10 107	2 973	2 831	3 973	3 747	4 451	3 646	476	(117)

Capital Employed [1]	7 524	6 839	1 942	1 839	2 792	2 944	2 199	2 223	591	(167)

[1]Capital employed is the total of equity, long-term debt and short-term borrowings.

(unaudited)

NOTE 1. ACCOUNTING POLICIES

These financial statements follow the same accounting policies and methods of computation as, and should be read in conjunction with, the Consolidated Financial Statements dated December 31, 2004, except as described in note 2.

NOTE 2. CHANGE IN ACCOUNTING POLICY

VARIABLE INTEREST ENTITIES

Effective January 1, 2005, the Corporation adopted Accounting Guideline 15, "Consolidation of Variable Interest Entities." The standard mandates that certain entities should be consolidated by the primary beneficiary. Accordingly, the Corporation has consolidated a lease arrangement for large mobile equipment (trucks, scrapers and shovels) used at the Athabasca Oil Sands Project's Muskeg River Mine.

The standard has been applied retroactively without prior period restatement of the financial statements. The impact of this change on the June 30, 2005, Consolidated Balance Sheet is an increase in accounts receivable of $14 million, an increase in property plant and equipment of $183 million, a decrease in accounts payable of $24 million and an increase in long-term debt of $217 million. Adoption of this standard did not have a material impact on the Corporation's Consolidated Statement of Earnings and Retained Earnings.

NOTE 3. COMMON SHARES SPLIT

On June 21, 2005, the common shares of the Corporation were split on a three-for-one basis for shareholders of record on June 23, 2005. Common share data and per share information have been restated to reflect the impact of the share split.

NOTE 4. EARNINGS PER SHARE

	Second Quarter		First Half
	2005	2004	2005	2004

Earnings ($ millions)	526	285	943	653

Weighted average number of common shares (millions)	825	825	825	825

Dilutive securities (millions)
Options under Long Term Incentive Plan	8	6	8	6

Basic earnings per share ($ per share)	0.64	0.35	1.14	0.79
Diluted earnings per share ($ per share)	0.63	0.34	1.13	0.79

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5. EMPLOYEE FUTURE BENEFITS

The Corporation's pension plans are described in the notes to the Consolidated Financial Statements dated December 31, 2004. The components of the total net benefit costs included in total expenses in the Consolidated Statement of Earnings are as follows:

	Second Quarter
	Pension Benefits		Other Benefits
($ millions)	2005	2004	2005	2004
Current service cost	9	8	-	-
Employee contributions	(1)	(1)	-	-
Interest cost	32	30	3	3
Expected return on plan assets	(34)	(32)	-	-
Amortization of transitional (asset) obligation	(9)	(9)	1	1
Amortization of net actuarial loss	18	17	-	-
Net (income) expense	15	13	4	4
Defined contribution segment	3	3	-	-
Total	18	16	4	4

	First Half
($ millions)	Pension Benefits		Other Benefits
	2005	2004	2005	2004
Current service cost	18	16	1	-
Employee contributions	(2)	(1)	-	-
Interest cost	64	59	5	6
Expected return on plan assets	(68)	(64)	-	-
Amortization of transitional (asset) obligation	(18)	(18)	1	1
Amortization of net actuarial loss	36	34	-	1
Net (income) expense	30	26	7	8
Defined contribution segment	6	6	-	-
Total	36	32	7	8

NOTE 6. COMMON SHARES BUY-BACK

On April 30, 2004, Shell Canada Limited announced its intention to make a normal course issuer bid, to repurchase for cancellation up to one per cent of its issued and outstanding common shares as at April 27, 2004. The bid began on May 4, 2004, and expired on May 3, 2005. The bid was used to counter dilution resulting from the issuance of common shares under the Corporation's Long Term Incentive Plan. Under this bid, a total of 3,557,241 shares were repurchased and cancelled at market prices for a total cost of $88 million, which includes $34 million of shares purchased in 2005.

   Shell Canada Limited
FOR INFORMATION:
Investor Relations
Shell Canada Limited Shell Centre 400 - 4th Avenue S.W. Calgary, Alberta T2P 0J4 Telephone (403) 691-2175
www.shell.ca